SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                         MIP Properties, Inc.
                           (Name of issuer)

                             Common Stock
                    (Title of class of securities)

                               553051103
                            (CUSIP number)

                         Gary P. Stevens, Esq.
                         J.E. Robert Companies
                         11 Canal Center Plaza
                               Suite 200
                      Alexandria, Virginia  22314
                            (703) 739-4400
             (Name, address and telephone number of person
           authorized to receive notices and communications)

                               Copy to:

                          Stephen W. Hamilton
                 Skadden, Arps, Slate, Meagher & Flom
                         1440 New York Avenue
                         Washington, DC  20005
                             202) 371-7000

                             May 21, 1995
        (Date of event which requires filing of this statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [].
               Check the following box if a fee is being paid with the statement [X].


      CUSIP No.553051103

       1   NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS JER Partners, LLC
               54-1757955

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) []
                                                                  (b) []

          3   SEC USE ONLY

          4   SOURCE OF FUNDS
               BK, OO

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                            []

          6   CITIZENSHIP OR PLACE OF ORGANIZATION
               Maryland
                                        7    SOLE VOTING POWER
                    NUMBER OF                    0
                     SHARES
                   BENEFICIALLY         8    SHARED VOTING POWER
                   OWNED BY EACH               1,380,964
                    REPORTING
                   PERSON WITH          9    SOLE DISPOSITIVE POWER
                                                 0

                                       10    SHARED DISPOSITIVE POWER
                                                 0

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,380,964

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
              SHARES                                                      []

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  15.0%

          14  TYPE OF REPORTING PERSON
                  00



      CUSIP No.553051103

       1   NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph E. Robert, Jr.
               ###-##-####

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) []
                                                                        (b) []

          3   SEC USE ONLY

          4   SOURCE OF FUNDS
               BK, WC, OO

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                               []

          6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

                                        7    SOLE VOTING POWER
                    NUMBER OF                    157,400
                     SHARES
                   BENEFICIALLY         8    SHARED VOTING POWER
                   OWNED BY EACH                1,381,964*
                     REPORTING
                     PERSON WITH        9    SOLE DISPOSITIVE POWER
                                                 157,400

                                       10   SHARED DISPOSITIVE POWER
                                                   1,000*

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,539,364*

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
              SHARES                                                   []

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.7%

          14  TYPE OF REPORTING PERSON
                  IN
        * Includes 1,000 shares of Common Stock owned by an employee of The J.E. Robert Companies. Mr. Robert disclaims beneficial ownership of such shares.


     ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of MIP Properties, Inc., a Maryland corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2020 Santa Monica Boulevard, Suite #480, Santa Monica, California 90404.

     ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is filed on behalf of JER Partners L.L.C., a Maryland limited liability company ("JER") and Joseph E. Robert, Jr. JER is a recently formed limited liability company that has not conducted any business other than in connection with the transactions described below. The address of JER's principal business and offices is 11 Canal Center Plaza, Suite 200, Alexandria, Virginia 22314.

          The name, citizenship or state of organization, principal business, principal business address and principal office address of the members of JER Partners, LLC (the
     "Members") is set forth below.

       1. Name:  J.E. Robert Company, Inc.
          State of Organization:   Virginia
          Principal Business:      Real Estate Asset Management
                                   and Advisory Services
          Principal Business and
          Principal Office
          Address:                 11 Canal Center Plaza
                                   Suite 200
                                   Alexandria, Virginia 22314

       2. Name:  JER Asset Advisors, Inc.
          State of Organization:   Virginia
          Principal Business:      Real Estate Asset Management
                                   and Advisory Services
          Principal Business and
          Principal Office
          Address:                 11 Canal Center Plaza
                                   Suite 200
                                   Alexandria, Virginia 22314

       3. Name:  Joseph E. Robert, Jr.
          Business Address:   11 Canal Center Plaza
                              Suite 200
                              Alexandria, Virginia
                              22314
          Principal Occupation:  CEO, J.E. Robert
                                 Companies
          Name, Principal Business
          and Address of
          Organization:       J.E. Robert Companies;
                              Real Estate Asset Management and
                              Advisory Services; 11 Canal Center
                              Plaza, Suite 200, Alexandria,
                              Virginia 22314
          Citizenship:        United States

          During the last five years, none of JER or the Members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of such persons listed above been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          JER and Joseph E. Robert, Jr. may be deemed to have acquired beneficial ownership of 1,380,964 shares of Common Stock pursuant to the Agreement dated as of May 21, 1995 (the "Proxy Agreement") among Steven C. Markoff, Jadwiga Z. Markoff, Palm Finance Corporation, a California corporation ("Palm", and with Steven C. Markoff and Jadwiga Z. Markoff, the "Palm Group"), JER and MIP Acquisition Corporation, a Maryland corporation ("Merger Sub"), pursuant to which the Palm Group granted JER its proxy to vote the 1,380,964 shares of Common Stock, or approximately 15% of the outstanding shares of Common Stock, beneficially owned by the Palm Group, in favor of the adoption of the Merger Agreement dated as of May 21, 1995 among JER, Merger Sub and the Issuer (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Issuer (the "Merger"). In connection with such transactions, Merger Sub and Palm have entered into a Purchase Agreement dated as of May 21, 1995 (the "Purchase Agreement"), pursuant to which the surviving corporation of the Merger will sell certain real and personal property assets to Palm after the consummation of the Merger for $1,575,000, plus or minus certain adjustments and prorations.

          The total amount of funds required to consummate the transactions contemplated by the Merger Agreement and to pay related fees and expenses is estimated to be approximately $58,000,000. JER expects to finance such amount as follows:
     (i) approximately $8,000,000 will be raised in a private equity offering exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and (ii) approximately $50,000,000 will be borrowed from a financial institution. JER has begun to contact potential equity investors, but to date no agreements between JER and any of such investors have been executed. JER has begun to negotiate with commercial lenders, but to date no agreements between JER and any commercial lender have been executed.

          Prior to the execution of the Proxy Agreement, J.E.
     Robert Company, Inc., a corporation of which Joseph E.
     Robert, Jr. is the sole stockholder, purchased 157,400 shares of Common Stock with working capital.

     ITEM 4.   PURPOSE OF TRANSACTION.

          (a)-(j) JER entered into the Proxy Agreement and J.E. Robert Company, Inc. purchased 157,400 shares of Common Stock to acquire the right to vote shares of Common Stock in favor of the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each outstanding share of Common Stock (other than shares of Common Stock owned by JER or Merger Sub) will be converted into the right to receive $2.475 in cash. The Common Stock is currently registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Company files reports pursuant thereto with the Securities and Exchange Commission and the American Stock Exchange (the "AMEX"). Following the consummation of the Merger, the registration of the Common Stock under the Exchange Act will be terminated and the Common Stock will no longer be listed on the AMEX or otherwise publicly traded. The consummation of the Merger Agreement is subject to a number of conditions including, among other things, the approval of the holders of not less than 80% of the outstanding shares of Common Stock.

          Upon the consummation of the Merger, the Surviving Corporation will become a wholly owned subsidiary of JER. Simultaneously with the consummation of the Merger, the officers and directors of the Issuer will resign, and JER will cause the officers and directors of Merger Sub to become the officers and directors of the Surviving Corporation. By operation of the Merger, the Articles of Restatement of Charter of MIP will be amended and restated to be in the form of the Articles of Incorporation of Merger Sub as in effect immediately prior to the Effective Time. Immediately after the Effective Time, the By-laws of the Surviving Corporation shall be amended and restated in their entirety to be in the form of the By-laws of Merger Sub as in effect immediately prior to the Merger.

          As soon as practicable following the consummation of the Merger, subject to the terms and conditions of the Purchase Agreement, the Surviving Corporation will sell, and Palm will purchase, certain real and personal property (the "Property"). The Property consists of (i) that certain real property commonly known as Irwindale Executive Plaza, 5200 and 5240 North Irwindale Avenue, Irwindale California, together with all improvements, structures and fixtures located thereon, and that certain unimproved real property commonly known as Sunwest Land, San Bernardino, California, together with all rights, privileges and easements appurtenant to each such property, (ii) the Surviving Corporation's limited partnership interest in Discovery Partners, a California limited partnership, (iii) the Surviving Corporation's contract rights pursuant to that certain Settlement Agreement, dated March 10, 1994, among Larry J. Mielke, Thomas R. Tellefsen and MIP and (iv) that certain Promissory Note, dated June 5, 1989, made by Donald
     F. Sammis and Fernanda Sammis, husband and wife, Lee C. Sammis, Trustee of the Donald F. Sammis Children's Trust dated August 5, 1983, Mission Valley One, a California general partnership and MBM Associates, a California limited partnership, in favor of MIP, in the original principal amount of $12,350,000, as amended. The purchase price for the Property is $1,575,000, plus the product of (i) the net Operating Cash Flow (as defined in the Purchase Agreement) from March 1, 1995 until the date of the closing of the transactions contemplated by the Purchase Agreement and (ii) negative one, net of all prorations and closing costs as provided in the Purchase Agreement. The consummation of the Purchase Agreement is conditioned upon, among other things, the consummation of the Merger and the receipt of all consents, approvals and authorizations required to be obtained in connection with the transactions contemplated by the Purchase Agreement.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each person named in Item 2.

                                                     Percentage
                                                         of
                                       Number of     Outstanding
         Person                       Securities     Securities

      JER Partners LLC               1,380,964         15.0%

      Joseph E. Robert, Jr.          1,539,364*        16.7%

      J.E. Robert Company, Inc.      1,538,364         16.7%

      JER Asset Advisors, Inc.       1,380,964         15.0%

     * Includes 1,000 shares of Common Stock owned by an employee of The J.E. Robert Companies. Mr. Robert disclaims beneficial ownership of such shares.

          (b) Pursuant to the Proxy Agreement, JER has the proxy of the Palm Group to vote the 1,380,964 shares of Common Stock owned by the Palm Group in favor of the Merger and any other matter relating to the consummation of the transactions contemplated by the Merger Agreement and against any Competing Transaction (as defined in the Proxy Agreement). JER therefore shares voting power with the Palm Group over 1,380,964 shares of Common Stock. There are no shares of Common Stock with respect to which JER has sole power to vote or direct the vote, or sole or shared power to dispose or direct the disposition. Set forth below is the information required by Item 2 with respect to the Palm Group, as reported in the Schedule 13D filed by the Palm Group on October 26, 1994 (the "Palm 13D"):

        1.  Name:             Steven C. Markoff
            Business Address: 100 Wilshire Boulevard
                              Third Floor
                              Santa Monica, California 90401
            Principal occupation
            and address:      Businessman
                              A-Mark Financial Corporation
                              100 Wilshire Boulevard
                              Third Floor
                              Santa Monica, California 90401
            Citizenship:      United States

        2.  Name:             Jadwiga Zabawska Markoff
            Business Address: 100 Wilshire Boulevard Third Floor
                              Santa Monica, California 90401
            Principal occupation
            and address:      Director
                              Palm Finance Corporation
                              100 Wilshire Boulevard
                              Third Floor
                              Santa Monica, California 90401
            Citizenship:      Poland

        3.  Name:             Palm Finance Corporation
            State of
            Incorporation:    California
            Principal Business:   Commercial Finance Lender
            Principal Business
            and Principal Office
            Address:          100 Wilshire Boulevard
                              Third Floor
                              Santa Monica, California 90401

          According to the Palm 13D, during the last five years, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such preceding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          JER Asset Advisors, Inc. ("Advisors") is a member of JER. There are no shares of Common Stock with respect to which Advisors has sole or shared power to vote or direct the vote, or sole or shared power to dispose or direct the disposition.

          J.E. Robert Company, Inc. ("J.E. Robert") is a member of JER. J.E. Robert has sole dispositive and sole voting power over 157,400 shares of Common Stock. There are no shares of Common Stock with respect to which J.E. Robert has shared dispositive or voting power.

          Joseph E. Robert, Jr. is a member of JER and the sole stockholder of J.E. Robert and Advisors, and may be deemed to beneficially own all the shares of Common Stock beneficially owned by JER and J.E. Robert. Joseph E. Robert, Jr. therefore shares voting power with the Palm Group over 1,380,964 shares of Common Stock, has sole voting and sole dispositive power over 157,400 shares of Common Stock, and has shared dispositive power over no shares of Common Stock.

     In addition, Joseph E. Robert, Jr. may be deemed to be the beneficial owner of 1,000 shares of Common Stock owned by an employee of The J.E. Robert Companies. Joseph E. Robert,
     Jr. disclaims beneficial ownership of such shares.

          (c) Except as disclosed herein, there have been no transactions in the Common Stock that were effected during the past sixty days by JER or any of the Members.

          (d)-(e)  Not applicable.


     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
               ISSUER.

          Pursuant to the Proxy Agreement, JER obtained the proxy of the Palm Group to vote the 1,380,964 shares of Common Stock owned by the Palm Group in favor of the Merger and any other matter relating to consummation of the transactions contemplated by the Merger Agreement and against any Competing Transaction (as defined in the Proxy Agreement).

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        1.     Agreement and Plan of Merger, dated as of May 21,
               1995, among MIP Properties, Inc., JER Partners LLC and MIP Acquisition Corporation.

        2.     Agreement, dated as of May 21, 1995, among Steven
               C. Markoff, Jadwiga Z. Markoff, Palm Finance
               Corporation, JER Partners LLC and MIP Acquisition
               Corporation.

        3. Purchase Agreement, dated as of May 21, 1995, between MIP Acquisition Corporation and Palm
               Finance Corporation.


                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        May 31, 1995
                                         (DATE)

                                /s/  Joseph E. Robert, Jr.
                                               (SIGNATURE)

                                     Joseph E. Robert, Jr.
                                               (NAME/TITLE)


                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       May 31, 1995
                                         (DATE)

                         JER PARTNERS LLC

                         By: J.E. Robert Company, Inc.
                                      (Signature)

                         J.E. Robert Company Inc., Member
                                      (Name/Title)

                         By:  /s/ Gary P. Stevens
                                    (Signature)

                         Gary P. Stevens, Executive Vice-President
                                  (Name/Title)


          EXHIBIT INDEX                                  PAGE NO.

     1.        Agreement and Plan of Merger, dated as
               of May 21, 1995, among MIP Properties,
               Inc., JER Partners LLC and MIP
               Acquisition Corporation . . . . . . . . . . . . .

     2.        Agreement, dated as of May 21, 1995,
               among Steven C. Markoff, Jadwiga Z.
               Markoff, Palm Finance Corporation, JER
               Partners LLC and MIP Acquisition
               Corporation.  . . . . . . . . . . . . . . . . . .

     3.        Purchase Agreement, dated as of May 21,
               1995, between MIP Acquisition
               Corporation and Palm Finance
               Corporation.  . . . . . . . . . . . . . . . . . .